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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                               (AMENDMENT NO. 2)*



                        Advantica Restaurant Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    00758B109
                  ---------------------------------------------
                                 (CUSIP Number)


 Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida 34102 (941) 263-8860
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  May 14, 2002
                  ---------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 5 pages
----------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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CUSIP NO.  00758B109                                                PAGE 2 OF 5
--------------------------------------------------------------------------------
 ----------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Lloyd I. Miller, III                  ###-##-####
 ----------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a)  [ ]
          (b)  [ ]

 ----------------------------------------------------------------------------
   3.     SEC USE ONLY

 ----------------------------------------------------------------------------
   4.     SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF-OO**
 ----------------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          [ ]
 ----------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
 -----------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
    NUMBER OF                  3,382,074***
     SHARES           --------------------------------------------------------
  BENEFICIALLY          8.     SHARED VOTING POWER
    OWNED BY                   2,370,758***
      EACH            --------------------------------------------------------
   REPORTING            9.     SOLE DISPOSITIVE POWER
  PERSON WITH                  3,382,074***
                      --------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                               2,370,758***
 -----------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,752,832
 -----------------------------------------------------------------------------
  12. CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
          [ ]
 -----------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.3%
 -----------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN-IA-OO**
 -----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


**See response to item 3 in the original Schedule 13D
***See response to Item 5(b), herein.

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                                                                     Page 3 of 5

AMENDMENT NO. 2 TO THE ORIGINAL REPORT ON SCHEDULE 13D

Item 1.   SECURITY AND ISSUER

     This constitutes Amendment No. 2 (the "Amendment") to the statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Miller"), on October 23, 2000 (the "Statement"), relating to the Common Stock, par value $.01 per share of Advantica Restaurant Group, Inc. (the "Shares"). Advantica Restaurant Group, Inc. (the "Company") has its principal executive offices at 203 E. Main Street, Spartanburg, SC, 29319. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4.   PURPOSE OF THE TRANSACTION

     Miller considers his beneficial ownership reported herein of the 5,752,832 Shares as an investment in the ordinary course of business. From time to time, Miller may acquire additional securities of the Company or dispose of all or some of the securities of the Company he beneficially owns. The purpose of this Amendment is to report a material change in percentage ownership and to correct certain clerical errors. Since the filing of the statement on Amendment No. 1 to
Schedule 13D filed on February 20, 2002 ("Amendment No. 1"), Miller purchased additional shares and a material change occurred in the percentage of Shares beneficially owned by Miller. This Amendment also corrects the following clerical errors: (1) Miller did not report beneficial ownership of 1,000 Shares indirectly owned through Kimberley S. Miller on the statement on
Schedule 13G filed on September 24, 1999; (2) Miller did not report beneficial ownership of 5,000 Shares indirectly owned through Kimberly S. Miller on the statement on the first amendment to Schedule 13G filed on February 14, 2000;
(3) Miller did not report beneficial ownership of 11,765 shares of restricted common stock, on the statement on Amendment No. 1; and (4) Miller mistakenly reported beneficial ownership of certain warrants to acquire 10,000 Shares on Amendment No. 1.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a)Miller is deemed to beneficially own 5,752,832 Shares (14.3% of the outstanding Shares, based on 40,271,410 Shares outstanding pursuant to the Company's Form 10-Q. As of the date hereof, 101,200 of such beneficially owned Shares are owned of record by Trust A-1; 124,800 of such beneficially owned Shares are owned of record by Trust A-2; 80,900 of such beneficially owned Shares are owned of record by Trust A-3; 1,592,984 of such beneficially owned Shares are owned of record by Trust A-4; 440,874 of such beneficially owned Shares are owned of record by Trust C, 450,600 of such beneficially owned Shares are owned of record by Milfam I, L.P.; 1,198,434 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 1,589,240 of such beneficially owned Shares (including an option to purchase 5,000 Shares) are owned of record by Miller directly; 34,700 of such beneficially owned Shares are owned of record by Alexandra UGMA; 23,000 of such beneficially owned Shares are owned of record by Catherine Miller GST; 20,000 of such beneficially owned Shares are owned of record by Dail Miller; 25,500 of such beneficially owned Shares are owned of record by Kimberley S. Miller GST; 18,500 of such beneficially owned Shares are owned of record by LLC; 19,500 of such beneficially owned Shares are owned of record by Lloyd I. Miller GST; 15,100 of such beneficially owned Shares are owned of record by Lloyd IV UGMA; 7,500 of such beneficially owned Shares are owned of record by Lloyd I. Miller, III co-Trustee with Kimberley S. Miller f/b/o Lloyd I. Miller IV and Alexandra Miller ("KSMTR"); 2,000 of such beneficially owned Shares are owned of record by Tyler UGMA; 2,000 of such beneficially owned Shares are owned of record by Wylie UGMA and 6,000 of such beneficially owned Shares are owned by Kimberley S. Miller.

(b) Miller has or may be deemed to have shared voting power and shared dispositive power for all such shares held of record by the Trust A-1, Trust A-2, Trust A-3, Trust A-4, Trust C, Dail Miller, Tyler UGMA, Wylie UGMA and Kimberley S. Miller and sole voting power and sole dispositive power for all such shares held of record by Milfam I, L.P., Milfam II, L.P., Alexandra UGMA, Catherine Miller GST, Kimberley S. Miller GST, LLC, Lloyd I. Miller GST, Lloyd IV UGMA, KSMTR and Miller directly.

     (c)The following transactions were effected by Miller in the past 60 days.



                                  TRUST A-4
   ---------------------------------------------------------------------
   Date of Transaction    Number of Shares Purchased     Price Per Share
   ---------------------------------------------------------------------
       May 6, 2002                 31,500                   $0.965714
   ---------------------------------------------------------------------
      May 16, 2002                 36,000                     $1.17
   ---------------------------------------------------------------------
      May 20, 2002                 25,000                     $1.13
   ---------------------------------------------------------------------
      May 29, 2002                100,000                     $0.97
   ---------------------------------------------------------------------


                                     M-2
   ---------------------------------------------------------------------
   Date of Transaction    Number of Shares Purchased     Price Per Share
   ---------------------------------------------------------------------
       May 6, 2002                  4,998                     $0.90
   ---------------------------------------------------------------------
       May 9, 2002                 47,000                  $1.114255
   ---------------------------------------------------------------------
      May 14, 2002                152,000                  $1.219474
   ---------------------------------------------------------------------


                            LLOYD I. MILLER, III
   ---------------------------------------------------------------------
   Date of Transaction    Number of Shares Purchased     Price Per Share
   ---------------------------------------------------------------------
       May 7, 2002                 97,300                  $1.000154
   ---------------------------------------------------------------------
       May 8, 2002                 97,000                  $1.068351
   ---------------------------------------------------------------------
      May 13, 2002                 25,500                  $1.154451
   ---------------------------------------------------------------------


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                                                                Page 5 of 5




     (d) Parties other than Miller have the right to receive or the power to direct the receipt of dividends from, or proceeds from, the sale of the reported securities.

After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated:        May 30, 2002

                                   By:        /s/ Lloyd I. Miller, III
                                      --------------------------------------
                                                  Lloyd I. Miller, III